FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 30, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

1Q2012 Results

Dear Shareholders

BRF - Brasil Foods S.A. (BM&FBOVESPA: BRFS3 and NYSE: BRFS)obtained one more important achievement: investment grade rating from all three major rating agencies. On April 4, 2012, Standard & Poor´s assigned the Company a BBB- rating. This was subsequent to the announcement of Moody’s rating on March 23, 2012 of a Baa3 rating and prior to Fitch’s reiteration of a BBB- rating on April 5, 2012. The rating agencies particularly pointed to the competitive advantages of the brand, distribution, financial strength, corporate governance, among others.

BRF’s first quarter 2012 results reflect a challenging scenario in the overseas market, a situation also observed in 4Q11. Certain key markets such as Japan and the Middle East continue to suffer a process of adjustment and normalization of inventory levels and merchandise flows. On the other hand, the performance of the domestic market and food service segments maintained a good performeance despite a weaker than expected first quarter in the Brazilian market.

Against this background, the Company recorded net sales for 1Q12 of R$ 6.3 billion, 5.3% up on 1Q11, with volumes of 1.4 million tons, 2.5% higher. Operating cash generation – EBITDA reached R$ 532 million, representing 8.4% of EBITDA margin. Net earnings amounted to R$ 153.2 million, corresponding to a net margin of 2.4%.

In accordance with the Performance Commitment Agreement – TCD signed with the Brazilian anti-trust authority - CADE, BRF and Marfrig announced in a Material Fact the signing of an Asset Exchange Contract in line with BRF’s commitment of July 13, 2011 to divest certain assets. Under the agreement, BRF will sell industrial units and distribution centers among other specified assets and will receive in exchange the processing operations of Quickfood S.A. of Argentina together with a cash payment of R$ 350 million. The Company adopts a strategy of recovering operational and financial performance as a whole with a view to executing the Performance Commitment Agreement -TCD which should have a temporary impact on the domestic market.

In order to improve the management of financial liquidity, BRF has signed a three year Revolving Committed credit facility for USD 500 million with a syndicate of banks. Together with a cash position of R$ 2.2 billion, the credit facility enables the Company to have immediate access to financial liquidity.

The Company continues fully committed to a process of integration across a broad front and involving innumerous structural projects such as integrated distribution and warehousing logistics and the corporate merger between BRF and Sadia. The international project proceeds apace with the incorporation of the acquisitions in Argentina (Dánica and Avex), the construction of an industrial unit in the Middle East, a partnership in China and the expansion of Plusfood in Europe.

The current scenario re-emphasizes correctness of the strategy in BRF15 of reducing volatility through a process of localization of international operations and capture of greater value along the value chain. At the same time, we are consolidating the domestic market base, leveraging opportunities in food service and improving the dairy segment.

São Paulo, April 2012
Nildemar Secches Chairman of the Board	José Antonio do Prado Fay Chief Executive Officer

1st QUARTER 2012 – 1Q12

           Net sales totaled R$ 6.3 billion with a growth of 5.3%, driven by the good performance reported both in the domestic and food service.

      The businesses involving meats, dairy products and other processed products reported sales volume of 1,4 million tons, an increase of 2.5%.

      Gross profit amounted to R$ 1.3 billion, 13.1% lower, reflecting decrease of prices on exports and higher production costs.

      EBITDA reached R$ 532.0 million, 34.8% less than the first quarter of the preceding year, bearing in mind the good performance for the businesses in 1Q11.

      Net income was R$ 153.2 million against R$ 383.5 million reported in 1Q11.

      Financial trading volume in BRF’s shares reached an average of US$ 86.4 million/day during the year, jumping 37.7% compared with 1Q11.

Highlights (R$ Million)	1Q12	1Q11	% Ch.

Net Sales	6,337	6,020	5
Domestic Market	3,919	3,592	9
Exports	2,418	2,428	(0)
Gross Profit	1,343	1,546	(13)
Gross Margin	21.2%	25.7%	-450 bps
EBIT	268	525	(49)
Net Income	153	383	(60)
Net Margin	2.4%	6.4%	-400 bps
EBITDA	532	816	(35)
EBITDA Margin	8.4%	13.6%	-520 bps
Earnings per share(1)	0.18	0.44	(60)
1-Consolidated earnings per share (in R$), excluding treasury shares.

(The variations commented in this report are comparisons between the 1st quarter 2012 and 1st quarter 2011, except when another comparison is specified).

Brazilian Exports

Brazilian exports of chicken meat, pork and beef recorded a weak performance in 1Q12 compared with 4Q11, although showed a recovery and higher volumes in relation to 1Q11, with the exception of beef.

Chicken meat exports amounted to 974 thousand tons in 1Q12, 6.8% lower than in 4Q11 but 4.4% up on 1Q11. In terms of export revenue, there was a decline of 14.9% against 4Q11 and an increase of 1.1% versus 1Q11. Shipments to Japan, Venezuela and Iraq registered the largest declines in the quarter. On the other hand, sales volume to Hong Kong, China and Egypt reported substantial increases in the same period. Among exported products, volumes of chicken cuts posted the best performance in 1Q12 (increase of 12.8% versus 1Q11 and of 0.7% versus 4Q11), with consistent growth in the markets of the Middle East and Africa.

Overseas sales of pork in 1Q12 were also positive versus 1Q11, albeit negative when compared with 4Q11. The volume of 122 thousand tons of exports in 1Q12 was 3.5% up on the volume for 1Q11 and 3.1% below 4Q11. In revenue terms, the quarter reported an increase of 0.7% over 1Q11 but 15.2% down on 4Q11. The Russian trade ban and recent restrictions on the part of Argentina have had a negative impact on Brazilian port exports, although efforts are being made to offset the shortfall to these countries with higher volumes to other importing markets such as Hong Kong and the Ukraine.

However, shipments of beef (in natura and industrialized) in terms of volume have not seen a recovery. In 1Q12, the 258 thousand tons of exports were 2,2% lower than 1Q11 and 7.8% lower than 4Q12. In export revenue, there was a decline of 0.5% versus 1Q11 and 12.7% versus 4Q12.

 Raw Material

The average price per sack of corn on the domestic market increased by 2.0% in  1Q12 versus 4Q11 due to the severe drought conditions in the South of Brazil and consequently reducing the harvest for the 1st crop (summer) from 40 to 36 million  tons. Comparing 1Q12 and 1Q11, domestic corn prices remained -1.6% lower due to domestic inventory which remained stable in relation to the preceding year and as a result of the decline on the international market (-4.3% down on 1Q11). Soybean prices on the Brazilian market saw an increase of 7.0% in 1Q12 versus 4Q11 due to a shortfall in the Brazilian crop (10 million tons down on forecast) and in Argentina (5 million tons less than forecast) and pricing tendencies continue to indicate an increase. Comparing 1Q12 and 1Q11, prices in the domestic market were off by -1.1% reflecting international quotations -8.4% lower and a 6% decline in the Real against the US Dollar (from R$1.67 in 1Q11 to R$ 1.77 in 1Q12).

Investments

Investments for the quarter amounted to R$ 594.2 million, 127.6% more than the same quarter in 2011. Expenditures were directed to growth, efficiency and support projects, and biological assets (breeder stock), as well as investments for the capture of forecasted synergies and the replacement of production capacity in the light of asset sales under the Performance Commitment Agreement (TCD). Investments in breeder stock amounted to R$ 116.7 million. The significant year-on-year growth during the period was due both to a policy of containing investments last year pending the final decision on the merger from the anti-trust (CADE) authority and the increased expenditure in the quarter under review in line with our growth plan.

Production

A total of 1.4 million tons of foodstuffs was produced in 1Q12, in volume, 2.6% higher than reported in 1Q11, mainly due to higher output in the meats segment and for the food service business.

The production of the companies, Avex and Dánica in Argentina was also consolidated into the growth recorded for meats and other processed products.

From the innovation point of view, 61 new SKUs were launched: Food Service - 11; domestic market – 11; exports – 12 and 27 in the dairy products segment. Construction work on the new technological center in Jundiaí-SP to provide a support role for innovative processes is on schedule and operations are expected to begin before the end of 2012.

Production	1Q12	1Q11	% Ch.

Poultry Slaughter (million heads)	457	426	7
Hog/ Cattle Slaughter (thousand heads)	2,717	2,640	3
Production (thousand tons)
Meats	1,068	1,011	6
Dairy Products	257	283	(9)
Other Processed Products	117	111	5
Feed and Premix (thousand tons)	2,914	2,682	9

Domestic Market

Sales to the domestic market reached R$ 3.0 billion, an 11.2% increase, in spite of a rise in volumes of only 2.5%, driven by average prices 8.4% higher. The latter gave support to  the margin of 9.5% against 10.7% reported 2011, thus offsetting the increase in principal raw materials and other product costs in the period.

The product launches in the period incorporating the Sadia branded line of pizzas as well as Perdigão’s Meu Menu and Sanduba lines, gave an added boost to  performance.

DOMESTIC MARKET	THOUSAND TONS			R$ MILLION
	1Q12	1Q11	% Ch.	1Q12	1Q11	% Ch.

In Natura	99	93	7	481	479	0
Poultry	66	63	6	273	300	(9)
Pork/Beef	33	30	9	208	180	16
Elaborated/Processed	435	420	4	2,318	2,078	12
Others Sales	99	105	(6)	193	133	44
Total	633	617	3	2,992	2,690	11

Exports

The Company reported export revenue of R$ 2.4 billion, 1% down on 1Q11 due both to price and volume pressures in some key regions such as the Middle East (the Arab spring) and Japan (higher domestic inventory in that market), which resulted in a negative operating margin of 2.3% against a positive 8.1% in 1Q11, a quarter when we reported an important improvement in performance following a recovery in export markets.

While export volumes rose by 6.9% to 578 thousand tons, revenues fell due to a temporary trough in demand given high existing levels of local inventory in important markets such as the Far East and the Middle East. This inventory was built up in 2011 when there was strong demand from the importers in these areas due to production shortfalls in various producing countries, a fact which further accentuated demand for Brazilian meat.

Export prices and volumes are expected to post a gradual recovery in 2Q12, with normalization as from 2H12, given greater equilibrium between supply and demand.

EXPORTS	THOUSAND TONS			R$ MILLION
	1Q12	1Q11	% Ch.	1Q12	1Q11	% Ch.

In Natura	504	462	9	1,950	1,980	(1)
Poultry	437	400	9	1,538	1,621	(5)
Pork/Beef	68	62	9	412	359	15
Processed	74	79	(6)	409	403	1
Total	578	541	7	2,359	2,383	(1)

The Company reported the following scenario in its principal markets during the quarter:

Far East – This market experienced narrower margins in the period and these are expected to persist until local inventory is fully aligned with supply and demand, more particularly the case of the Japanese market. Volumes rose 27.6% and revenues 9.9% in the year, with pricing pressure in the final quarter of 2011 in Japan - a market which had performed well up to the end of 1H11 - carrying over into the first quarter 2012.

Eurasia – Revenues fell 29.9%, with volumes 26.7% less, due to the Russian trade ban on imports from a large part of Brazilian exporting units. However, the Ukraine is absorbing a substantial part of the volumes originally for export to the Russian market, offsetting the negative impact of the ban.

Europe – Revenues in this market rose 3.1%, in spite of a 1.5% decline in volume, due to the continued strategic focus on greater added value, especially based on Plusfood’s products, which are expanding the portfolio based on an increase in local production capacity. The economic situation experienced by some regions in Europe has not so far impacted our businesses.

Middle East – While volumes were up 6.3%, this market posted revenues 9.9% lower. The fall-out from the Arab Spring drove down prices of in-natura products, especially griller chicken, squeezing margins in the Middle East market.

South America – Revenues rose 36.6% and volumes 26% on the back of the newly acquired businesses of Avex and Dánica and growing demand in the South American markets as a whole. However, the Argentine government has adopted measures making exports via Brazil more difficult.

Africa and other countries – Africa posted a good performance with an average growth of 14%, although imports by other countries fell, the overall result being a reduction of 0.9% in revenue and 1.4 in volume.

Dairy products – Dairy product revenues rose 0.9%, although volumes were off by 10.1%, notably in the fluid milk business, where the objective was to reduce the impact on margins due to higher production costs and the more commoditized nature of this product. Operating margin was a negative 0.3% against 0.1% in 1Q11.

The operating margin for this segment continues under some pressure. However product launches in the cheese line: Sadia’s danbo and mozzarella cheeses are beginning to show results and a good performance, reporting an increase of 127% in revenue and 86% in sales volume with products selling into the retail and food service segments.

In 1Q12, BRF launched 27 products aimed at improving margins and upgrading the portfolio. Launches included the yogurt line (tubs), the Kissy line of grape-flavored yogurts, Pense Zero, Batavo milks and trakinas shake and a line in cheeses, including the sliced product.

DAIRY	THOUSAND TONS			R$ MILLION
	1Q12	1Q11	% Ch.	1Q12	1Q11	% Ch.

Dry Division	192	222	(13)	383	431	(11)
Fresh and Frozen Division	59	58	3	251	197	28
Total	252	280	(10)	634	628	1

Food service – In 1Q12, revenue from food service rose 10.4%, with an operating margin of 11% against 13.9% in 1Q11, although volume grew 8%, principally for processed products, with average prices increase of 2.2%.

The Company launched a total of 11 products between in-natura and processed lines for the global networks, an appetizer/savory snacks platform, grill line and rotisserie products.

FOOD SERVICE	THOUSAND TONS			R$ MILLION
	1Q12	1Q11	% Ch.	1Q12	1Q11	% Ch.

Total	57	53	8	353	320	10

Net Sales –  BRF registered net operating sales of R$ 6.3 billion in the year, 5.3% higher, largely driven by the favorable performance in the domestic market and in the food service segment.

Cost of Sales – The cost of sales increased 11.6% to R$ 5 billion, a faster rate than for sales revenue, and trimming the Company’s gross margins. The principal impacts on costs reflected the cost of corn (12% higher), milk (a 7% increase) as well as other raw materials and direct inputs.

Gross Profit and Gross Margin – Gross Profit totaled R$ 1.3 billion, a reduction of 13.1% with a gross margin declining from 25.7% to 21.2%, a significant fall in the quarter’s results.

Operating Expenses – Operating expenses were 10.7% higher due to the lower level of revenue generation compared to structures with fixed selling expenses increasing 19.8% while variable and administrative expenses rose by only 2%.

Other Operating Expenses – Other operating expenses decreased 49.8% to R$ 42 million due to income from reversal of provisions, recovery of expenses, and also pre-operational costs of the new industrial units, claims and provisions for tax and civil risks. Additionally, in accordance with the IFRS, profit sharing is also included under this item.

Operating Profit and Margin – The Company registered an operating margin of 4.2% in 1Q12 against 8.7% in 1Q11, equivalent to a decline in operating result of 48.9% for the quarter, reflecting a diminished performance in the overseas market and pressure on production costs. Operating profit before financial expenses (EBIT) reached R$ 268 million.

Financial Result – Net financial expenses amounted to R$ 74.9 million, 43.4% higher than for the same period in 2011 due to an increase in net debt and the foreign exchange translation effect. In addition to the currency effect, the allocation of cash in support of capital expenditure investments increased net debt to R$ 5.9 billion, resulting in a net debt to EBITDA (last twelve months) ratio of 2 times with book currency exposure of US$ 468 million.

In the light of the high level of exports, the Company conducts operations with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), it uses financial derivatives (for example: NDF) and non-derivative financial instruments (for example: foreign currency debt) for conducting hedging operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

The use of non-derivative financial instruments for foreign exchange cover, continues to permit a significant reduction in the net currency exposure in the balance sheet, resulting in substantial benefits through the matching of currency liability flows with export shipments and therefore contributing to a reduction in the volatility of the financial result.

On March 31, 2012, the non-financial derivative instruments designated as hedge accounting for foreign exchange cover amounted to USD 595 million, with a reduction in currency exposure in the balance sheet of the same value. In addition, the financial derivative instruments designated as hedge accounting according to the concept of a cash flow hedge for coverage of highly probable exports, totaled USD 1,385 million + EUR 216 million + GBP 77.1 million and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to shareholders’ equity, thus avoiding the impact on the Financial Expenses.

DEBT - R$ Million	03.31.12		12.31.11
	Current	Non-Current	Total	Total	% Ch.

Local Currency	1,748	1,444	3,192	3,330	(4)
Foreing Currency	2,015	3,050	5,066	4,995	1
Gross Debt	3,763	4,495	8,258	8,324	(1)
Cash Investments					0
Local Currency	612	121	733	1,203	(39)
Foreing Currency	1,470	81	1,550	1,713	(9)
Total Cash Investments	2,082	202	2,284	2,916	(22)
Net Accounting Debt	1,681	4,293	5,974	5,408	10
Exchange Rate Exposure - US$ Million			468	471	-

Income Tax and Social Contribution – Income tax and social contribution totaled R$ 40.2 million for the year, 53.2% less, due to differences in tax rates on the earnings of foreign subsidiaries and the foreign exchange translation effect on overseas investment.

Net Income and Net Margin – Net income was R$ 153.2 million in the year, corresponding to a net margin of 2.4%, a decline of 60% in relation to 2011,  a reflection of one-off factors impacting export business and the increase in production costs.

EBITDA – EBITDA (operating cash generation) reached R$ 532 million, a 34.8% decline, registering a net margin of 8.4% against 13.6% reported in 1Q11.

EBITDA - R$ Million	1Q12	1Q11	% Ch.

Net Income	153	383	(60)
Non Controlling Shareholders	(0)	3	-
Income Tax and Social Contribution	40	86	(53)
Net Financial	75	52	43
Equity Accounting and Other Operating Result	26	71	(63)
Depreciation and Amortization	238	220	8
= EBITDA	532	816	(35)

Shareholders’ Equity – On March 31, 2012, shareholders’ equity was R$ 14.4 billion against R$ 14.1 billion on December 31, 2011, a 1.8% increase and reflecting an annualized 8% return on investment.

Performance

The average daily financial trading volume on the BM&FBovespa and NYSE was US$ 86.4 million, 37% more than reported for 1Q11, the shares depreciating 1.2% on the BM&FBovespa and appreciating 2.4% on the NYSE.

PERFORMANCE	1Q12	1Q11

Share price - R$*	36.00	30.83
Traded Shares (Volume) - Millions	152.7	132.9
Performance	(1.2%)	12.8%
Bovespa Index	13.7%	(1.0%)
IGC (Brazil Corp. Gov. Index)	14.0%	(1.1%)
ISE (Corp. Sustainability Index)	13.8%	4.7%

Share price - US$*	20.01	19.09
Traded Shares (Volume) - Millions	113.7	88.7
Performance	2.4%	13.1%
Dow Jones Index	8.1%	6.4%

* Closing Price

Basis: 03/31/2012

Number of Common Shares: 872,473,246

Capital Stock: R$ 12.6 billion

Novo Mercado - BRF signed up to the BM&FBovespa’s Novo Mercado Listing Regulations on April 12, 2006, requiring it to settle disputes through the Arbitration Panel under the arbitration commitment clause written into its bylaws and regulations.

Risk Management - BRF and its subsidiaries adopt a series of previously structured measures for maintaining the risks inherent to its businesses under the most rigorous control, details of this management are shown in explanatory note 4 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection as well as internal controls and financial risks are all monitored.

Independent Audit –  In our relations with the Independent Auditor, we endeavor to assess conflicts of interest with non-audit work based on the principle that the auditor should not audit his own work, exercise managerial functions and promote our interests.

Pursuant to CVM Instruction 480/09, at a meeting held on April 27, 2012, management declares that it has discussed, reviewed and agreed the opinions expressed in the revision report of the independent auditors and with the quarterly information for the year ending March 31, 2012.

Value Added – R$ million

Added Value Distribution	1Q12	1Q11	% Ch.

Human Resources	982	829	18
Taxes	864	936	(8)
Interest	421	277	52
Retention	153	383	(60)
Non-controlling shareholders	0	3	(110)
Total	2420	2,429	(0)

Stock Option Plan – The Company has currently granted 4,196,815  stock options to 55 executives with a maximum vesting period of five years according to the Compensation Plan Regulations based on shares approved in the E/AGM held on March 31, 2010.

BRF - Brasil Foods S.A.
PUBLIC COMPANY

CONSOLIDATED AND CONDENSED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

BALANCE SHEET - R$ Million	03.31.2012	03.12.2011	% Ch.

Assets	29,618	29,983	(1)
Current Assets	10,438	11,124	(6)
Cash and Cash Equivalents	1,205	1,367	(12)
Marketable Securities	820	1,373	(40)
Trade Accounts Receivable and Other Receivables	2,652	3,208	(17)
Inventories	3,057	2,679	14
Biological Assets	1,180	1,156	2
Recoverable Taxes	1,035	908	14
Prepaid Expenses	98	100	(2)
Others Noncurrent Assets	391	334	17

Noncurrent Assets	19,180	18,860	2
Long Term Assets	4,636	4,655	(0)
Investments	26	20	28
Property, Plant and Equipment	10,138	9,798	3
Intangible	4,380	4,386	(0)
	-	-
Liabilities	29,618	29,983	(1)
Current Liabilities	7,418	7,988	(7)
Payroll and related charges	462	434	6
Trade Accounts Payable	2,670	2,681	(0)
Tax Payable	205	225	(9)
Short- Term Debt	3,590	3,452	4
Other Current Liabilities	412	1,077	(62)
Provisions	80	118	(33)

Non-Current Liabilities	7,834	7,886	(1)
Short-Term Debt	4,495	4,601	(2)
Other Non-Current Liabilities	696	658	6
Deferred Income Tax	1,817	1,792	1
Provisions	826	835	(1)

Shareholders' Equity	14,366	14,110	2
Capital Stock Restated	12,460	12,460	-
Reserves/Accumulated earnings	1,994	1,837	9
Other Results	(66)	(162)	(59)
Treasury Shares	(65)	(65)	-
Non Controlling Shareholders	43	40	9

INCOME STATEMENT - R$ Million	1Q12	1Q11	% Ch.

Net Sales	6,337	6,020	5
Domestic Market	3,919	3,592	9
Exports	2,418	2,428	(0)
Cost of Sales	(4,994)	(4,475)	12
Gross Profit	1,343	1,546	(13)
Operating Expenses	(1,039)	(939)	11
Sales	(953)	(855)	12
General and Administrative	(86)	(84)	2
Other Operating Results	(42)	(84)	(50)
Equity Accounting	6	2	172
Financial Expenses, Net	(75)	(52)	43
Income Before Financial Exp. and Other Results	193	473	(59)
Income Tax and Social Contribution	(40)	(86)	(53)
Non-Controlling shareholders	0	(3)	-
Net Income	153	383	(90)
EBITDA	532	816	(35)

The results of the first quarter 2011 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009.

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

On July 13 2011, the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions contained in the Performance Agreement -TCD, which was also signed on the same date. The documents with respect to this agreement are available in the website: www.brasilfoods.com/ir.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 30, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director